November 18, 2009

VIA EDGAR

Mr. Geoff Kruczek
Senior Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Guided Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 14, 2009
Form 10-K/A1 for the Fiscal Year Ended December 31, 2008
Filed July 28, 2009
Form 10-Q for the Quarter Ended June 30, 2009
Filed August 18, 2009
File No. 000-22179

Dear Mr. Kruczek:

On behalf of Guided Therapeutics, Inc. (the “Company”), please find below responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 6, 2009 (the “Comment Letter”) concerning the above-referenced Preliminary Proxy Statement, Form 10-K/A1, and Form 10-Q. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 2: Approval of an Amendment . . . , page 9

Background, page 9

1.	We note that you are proposing to amend your charter to reclassify your series A preferred stock into a combination of your common stock and warrants. Please clarify what you mean by “reclassify”. Explain to us whether you are planning to issue new common stock and warrants in exchange for series A preferred stock. Please tell us how you will account for the reclassification. Provide us with references to the U.S. GAAP you relied upon when determining how to account for and present the reclassification. Please revise the filing to disclose how you will account for and present the reclassification in your financial statements.

4955 AVALON RIDGE PARKWAY ♦ SUITE 300 ♦ NORCROSS, GA   30071
PHONE:  770/242-8723 ♦ FAX:  770/242-8639
www.guidedtherapeutics.com

RESPONSE: We are asking our stockholders to approve an amendment to our charter to reclassify the series A preferred stock into common stock and warrants to purchase shares of common stock. A reclassification is specifically permitted under Section 242(a)(3) of the Delaware General Corporation Law. The shares of common stock and warrants to be issued in accordance with the reclassification will be newly issued.

We will account for this transaction under provisions of ASC Topic 505, whereas common stock will be valued at the par value of stock multiplied by the number of shares to be issued.  As the par value of both our common stock and our Series A Preferred stock is $0.001 per share, we expect the increase in common stock to be offset by an equivalent decrease in preferred stock, with any excess amounts received to be included with paid-in capital.  The warrants issued will be recorded at the fair value of the equity instruments issued, in accordance with ASC 505-50-30.

2.
Please furnish the financial and other information specified in Item 13 of Schedule 14A under the Exchange Act or tell us why the requirement does not apply to you. Refer to Item 12(f) of Schedule 14A.

RESPONSE: Pursuant to Instruction 1 to Item 13 of Schedule 14A (to which Item 12(f) of Schedule 14A refers), the information required by Item 13 is not deemed material (and thus may be omitted) where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction. As the reclassification involves the issuance of common stock, other than in such a transaction, we view the information required by Item 13 as not material, and have omitted it in reliance upon Instruction 1.

3.
Given the nature of this proposal, please tell us on what registration statement you intend to rely for the issuance of securities pursuant to the recapitalization plan you describe. If, instead, you believe that the offer and sale of those securities is exempt from registration, please provide us a detailed legal and factual analysis supporting your conclusions. Cite all authority on which you rely.

RESPONSE: We believe that the issuance of the shares of common stock and warrants pursuant to the reclassification of the series A preferred stock is exempt under Section 3(a)(9) of the Securities Act of 1933, as amended. If our shareholders approve the reclassification, existing holders of our series A preferred stock will receive shares of common stock and warrants to purchase common stock. Further, we are not paying any commission or other remuneration, directly or indirectly, for soliciting votes to approve the reclassification.

4.
Please ensure it is clear from your disclosure why you are now seeking to effect the transactions you describe and how your board arrived at its decision to recommend approval of this proposal. For example:

Guided Therapeutics, Inc.

•
it is unclear why you need to “simplify [y]our capital structure” now, given your recent issuances of convertible notes, as described in your Form 8-K filed September 4, 2009. It is similarly unclear what impact, if any, the “past due” notes described in your Form 10-Q for the period ended June 30, 2009 had on your decision to “simplify your capital structure”; and

•
it is unclear how your board concluded that the recapitalization plan you describe will simplify your capital structure as compared to any other alternatives it considered. It is also unclear how your board determined the material terms of the recapitalization plan you disclose, such as the number of common shares and warrants to be issued.

Please revise or advise.

RESPONSE: We have revised our disclosure under the caption “—Background” to clarify why we are now seeking to effect the recapitalization and how our board arrived at its decision to recommend approval of the proposal to amend our charter.

The Warrants, page 10

5.
Please explain to us in detail any cash settlement terms associated with the warrants (we noted you may be required to make cash payments on exercise per the terms described in Item 1.3 of Annex 1 of Form of Warrant) and explain to us how you plan to value, account for and present the warrants in your financial statements. Please provide your analysis of how you considered the impact of the guidance at FASB ASC Topic 815 (also see SFAS 133 and EITF 00-19) in your response.

RESPONSE: There are no cash settlement terms associated with the exercise of warrants to be issued.  Warrants are to be exercised by the holder of the warrant at the price and terms inherent in the warrant agreement.  The holder will pay the Company amounts specified under the warrant agreement to convert the warrants into equivalent shares of the Company’s common stock.  In accordance with ASC Topic 505, common stock will be recorded in the amount equal to the par value of the common stock multiplied by the number of shares issued, with any excess amounts received to be included in paid-in capital.  Please note that we believe the provisions inherent in ASC Topic 815 do not have any impact on this transaction.  Per ASC 815-10-15 paragraph 13, contracts which involve an entity’s own equity are not included under the scope of ASC 815, therefore we have omitted any reference to this Topic.

Material Differences between the Series A . . ., page 11

6.	Please clarify how you calculated the unpaid dividend amount in the fourth paragraph of this section. Show us the calculations underlying your conclusions.

RESPONSE: Please refer to Schedule A for the calculation of the unpaid dividend amount referred to in the Staff’s comment. Please note that these calculations have been updated to November 25, 2009, the new record date for the stockholders’ meeting.

7.
Your disclosure in the fourth paragraph indicates that preferred stockholders will surrender their claims to prior unpaid dividends if this proposal is approved. The second line of the table on page 12 indicates that prior unpaid dividends will be converted to shares of common stock. Please reconcile.

Guided Therapeutics, Inc.

RESPONSE: Prior unpaid dividends will be converted to shares of common stock. The disclosure in the fourth paragraph under the caption “—Material Differences between the Series A Preferred Stock and the Common Stock” has been amended to reflect this.

Treatment of the 2007 Notes in the Recapitalization Plan, page 11

8.
With a view toward disclosure, please tell us how your Series A preferred stock and 2007 Notes are related. We note your reference to the automatic conversion feature in the first paragraph under this heading, but it is unclear how the reclassification of one type of security forces the conversion of another type. Also tell us which provision of which exhibit you have filed provides for the automatic conversion.

RESPONSE: The series A preferred stock and 2007 notes are securities issued in separate financings and are not directly related. They each have unique rights; for example, the series A preferred stock has voting rights on par with our common stock, while the 2007 Notes have no voting rights. Holders of the 2007 Notes have a lien on our assets while the holders of the series A preferred stock do not.

With regard to conversion into shares of common stock, however, the 2007 Notes automatically convert into shares of common stock at such time as all of the series A preferred stock are converted or reclassified into shares of common stock, or otherwise are retired or cease to be outstanding. This automatic conversion provision was added to the agreement governing the 2007 Notes in October 2009 and, inasmuch as the 2007 Notes have always been convertible into shares of common stock generally, we do not view this amendment as material, and thus we have not filed the amendment with the Commission.

In light of the foregoing, we believe that our existing disclosure regarding the treatment of the 2007 Notes in the recapitalization plan is sufficient for our shareholders.

9.
Please disclose the number of shares into which your 2007 Notes will convert, and how this number is determined. Also disclose the number of shares holders of those notes could acquire upon exercise of their warrants, both before and after the exercise price adjustment you mention.

RESPONSE: We have revised the disclosure in accordance with the Staff’s comment.

Effects of the Recapitalization Plan, page 11

10.
It appears to us that if proposal No. 2 is approved it could have a material impact on your future financial statements and your investors. Please revise the filing to provide pro forma financial information that gives effect to the proposal. Refer to Article 11 of Regulation S-X for guidance.

RESPONSE: Please see our response to comment 2. In addition, even if we were to conclude that Item 13 information would be material, as there would nevertheless be no financial information required by Rule 3-05 of Regulation S-X, there similarly would be no financial information required by Article 11 of Regulation S-X.

Guided Therapeutics, Inc.

11.
It is unclear why you are including the 2008 and 2009 Notes in your table on page 12, as well as your 2008 warrants, given your disclosure that only the 2007 Notes convert automatically with the reclassification of your Series A preferred.

Furthermore, according to your Form 8-K dated September 4, 2009, the 2008 Notes were retired. Please advise or revise. Ensure that if other securities will be impacted by your plan to simplify your capital structure, your disclosure fully describes that impact.

RESPONSE: We have amended the table on page 12 of the Proxy Statement to make it clear that only 2007 Notes are outstanding (since, as indicated by our previous disclosure, all outstanding 2008 Notes and 2009 Notes have been converted into 2007 Notes).

12.	Please reconcile the information in your table on page 12 with:

•	your disclosure on page 3 regarding the number of shares outstanding;

•	your disclosures on page 9 regarding the number of shares and number of warrants to be issued to preferred stockholders in the reclassification; and

•	the information in your Form 10-Q for the period ended June 30, 2009 and Form 8-K filed September 4, 2009 regarding the number of warrants that are outstanding.

RESPONSE: Please refer to Schedule A for the reconciliation requested in the Staff’s comment. Please note that the reconciliation has been updated to November 25, 2009, the new record date for the stockholders’ meeting.  Please also note that the warrant information disclosed in the Form 10-Q for the period ended September 30, 2009 relates to total warrants outstanding, and the number of warrants referenced in the Form 8-K filed September 4, 2009 relates to the warrants issued in conjunction with the 2007 Notes only.

13.	Please indicate the date of the information in the table.

RESPONSE: We have revised the table referred to in the Staff’s comment to reflect that the information is as of November 25, 2009, the new record date for the stockholders’ meeting.

Interests of Certain Officers and Directors, page 12

14.
Please disclose the names of the related parties, the nature of their interests, the number or amount of preferred shares and notes they currently own, and the number of common and warrants they will receive.

RESPONSE: We have revised our disclosure regarding the interests of certain officers and directors to cross reference the table under the caption “Share Ownership of Directors, Officers and Certain Beneficial Owners,” which sets forth the information requested by the Staff’s comment.

Guided Therapeutics, Inc.

Director Compensation, page 19

15.
Please note that the information required to be disclosed by Item 402 of Regulation S-K is not limited to cash compensation, as implied by the paragraph following the table on page 20. Given your disclosure in that paragraph regarding compensation to directors in the form of stock options, please revise to include the Director Compensation Table required by Item 402.

RESPONSE: We have revised our disclosure regarding director compensation to include a Director Compensation Table.

Form 10-K/A1 for the Fiscal Year Ended December 31, 2008

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

4. Stockholders’ Equity

Warrants

16.
We see you have a significant amount of warrants outstanding at December 31, 2008. Please revise your future filings to clearly disclose how your accounting and presentation for your warrants complies with FASB ASC Topic 815 (also see SFAS 133 and EITF 00-19).

RESPONSE: Please see the response to comment 5, where we note that the warrants do not fall under the scope of Topic 815, due to ASC 815-10-15, paragraph 13.

9. Notes Payable

17.
We see you indicate herein that subsequent to the third quarter of 2008, various outstanding notes were surrendered in exchange for 2008 Convertible Notes. Please tell us and revise future filings to disclose how you accounted for the aforementioned note exchange. Provide us with references to the U.S. GAAP you relied upon when determining how to account for and present the note exchange.

RESPONSE: The treatment of the conversion of the various notes payable into the 2008 Convertible Notes was in accordance with what is now ASC 470-50-40.  Specifically, paragraph 10 of this ASC states that ‘an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least ten percent different from the present value of the remaining cash flows under the terms of the original instrument’.  We analyzed the total present value of future debt and principal payments under terms of the original notes payable and the 2008 convertible note agreement terms.  We concluded that the difference in the total present values of future outflows between the original and new debt terms was less than a 10% change.  Therefore, under provisions of paragraph 10 of ASC 470-50-40, the exchange of debt did not qualify as a debt extinguishment, and no amounts were necessary to be recorded in current period operations related to the exchange of debt.  We will revise future filings in accordance with the Staff’s comment.

Guided Therapeutics, Inc.

Form 10-Q for the Quarter Ended June 30, 2009

18.
We noted from SAB 74 disclosures in your 2008 Form 10-K that you were “currently evaluating the potential impact of FSP APB 14-1 (also see FASB ASC 470-20) upon its consolidated financial statements” but we did not see any disclosures in this filing about the impact of its adoption on your financial statements. Since the referenced FSP is now effective for your financial statements, please tell us the impact of its adoption on your financial statements.

RESPONSE: Effective December 15, 2008, we adopted the provisions of the FASB FSP Accounting Principles Board (“APB”) Opinion No. 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement.)”  The provisions of APB No. 14-1 are now detailed under ASC 470-20-25 “Debt with Conversion and Other Options” and requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized.  In accordance with ASC 470-20-25 we have allocated the proceeds from the convertible debt instruments issued with detachable warrants based upon the relative fair values of the debt instrument without the warrants and of the warrants themselves at the time of issuance.  The portion of the proceeds allocated to the warrants has been accounted for as paid-in-capital, with the remainder of the proceeds allocated to the debt instrument portion of the convertible notes, with the resulting debt discount accounted for under provisions of ASC Topic 835 (“Interest”).

We have included similar disclosure in our quarterly report on Form 10-Q for the quarter ended September 30, 2009, and will continue to do so in future filings.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Guided Therapeutics, Inc.

Please contact the undersigned at (770) 242-8723 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,

/s/ Mark L. Faupel, Ph.D.
Mark L. Faupel, Ph.D.
President and Chief Executive Officer

cc:           John E. Zamer, Esq.

Guided Therapeutics, Inc.

GUIDED THERAPEUTICS, INC. SERIES A CONVERTIBLE PREFERRED SHARES AND RELATED WARRANTS AS IF CONVERTED AS OF THE RECORD DATE OF NOVEMBER 25, 2009

Purchaser List	Investment Amount	Actual	Preferred Shares	Common Equivalent	Unpaid Dividend 3/26/2004 -11/25/2009	Shares	Total Voting Shares	Warrants
					0.000136986			0.65
OTAPE Investments LLC	$100,005	$100,005	6,667	153,874	$28,357.52	43,627	197,501	76,937
Dolphin Offshore Partners, LP	$1,000,005	$1,000,005	66,667	1,538,674	$283,562.44	436,250	1,974,924	769,337
Hytek International, Ltd. (Segoes)	$42,000	$42,000	2,800	64,624	$11,909.56	18,322	82,946	32,312
Baffles S.A. (Segoes)	$60,000	$60,000	0	0	$17,013.66	26,175	26,175	0
Pamela Kaweske (Segoes)	$60,000	$60,000	0	0	$17,013.66	26,175	26,175	0
ProMed Offshore Fund, Ltd.	$102,000	$102,000	0	0	$28,923.22	44,497	44,497	0
ProMed Partners II	$113,910	$113,910	0	0	$32,300.44	49,693	49,693	0
ProMed Partners, LP	$634,110	$634,110	0	0	$179,808.88	276,629	276,629	0
Sagamore Hill Hub Fund, Ltd.	$500,000	$500,000	0	0	$141,780.51	218,124	218,124	0
Bristol Investment Fund, Ltd.	$400,005	$400,005	9,775	225,607	$102,288.34	157,367	382,974	112,804
Easton Hunt Capital Partners	$1,249,995	$1,249,995	83,333	1,923,326	$354,449.86	545,307	2,468,633	961,663
SDS Management LLC	$250,005	$250,005	41,800	964,744	$51,902.54	79,850	1,044,594	482,372
Alpha Capital AG	$199,995	$199,995	3,500	80,780	$49,177.31	75,657	156,437	40,390
David Musket	$150,000	$150,000	10,000	230,800	$42,534.15	65,437	296,237	115,400
John Imhoff	$499,995	$499,995	33,333	769,326	$141,779.09	218,122	987,447	384,663
Susan Imhoff	$49,995	$49,995	3,333	76,926	$14,176.63	21,810	98,736	38,463
Keith Ignotz	$100,005	$100,005	6,667	153,874	$28,357.52	43,627	197,501	76,937
Mark Samuels	$100,005	$100,005	6,667	153,874	$28,357.52	43,627	197,501	76,937
Kensington Partners, LP	$142,920	$142,920	9,528	219,906	$40,526.54	62,349	282,255	109,953
Bald Eagle Fund, Ltd.	$7,080	$7,080	472	10,894	$2,007.61	3,089	13,982	5,447
Douglas Schmidt	$50,010	$50,010	3,334	76,949	$14,180.89	21,817	98,765	38,474

	$5,812,040	$5,812,040	287,876	6,644,178	$1,610,408	2,477,551	9,121,729	3,322,089

Guided Therapeutics, Inc.